Exhibit 21.1
LIST OF SUBSIDIARIES

Name of Subsidiary	State/Territory of Organization
Cohen & Steers Capital Management, Inc.	New York
Cohen & Steers Securities, LLC	Delaware
Cohen & Steers Asia Limited	Hong Kong
Cohen & Steers UK Limited	United Kingdom
Cohen & Steers Japan, LLC	Delaware
Cohen & Steers Japan Limited	Japan
Cohen & Steers Ireland Limited	Ireland